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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                             (Amendment No.      )*



                               Mainspring, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  56062U 10 0
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (3-98)

---------------------                                    ---------------------
CUSIP No. 56062U 10 0                13G                    Page 2 of 5 Pages
---------------------                                    ---------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      John M. Connolly

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,260,148

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          10,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,260,148

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          10,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,260,148
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [x]
      See Item 4
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      6.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

---------------------                                    ---------------------
CUSIP No. 56062U 10 0                13G                    Page 3 of 5 Pages
---------------------                                    ---------------------



                                  Schedule 13G
                                  ------------


Item 1(a).  Name of Issuer:  Mainspring, Inc.
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:   One Main Street,
            -----------------------------------------------
            Cambridge, MA 02142


Item 2(a).  Names of Persons Filing:  John M. Connolly
            -----------------------

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            -----------------------------------------------------------
            Mainspring, Inc., One Main Street, Cambridge, MA 02142

Item 2(c).  Citizenship:  United States
            -----------

Item 2(d).  Title of Class of Securities:  Common Stock, $.01 par value
            ----------------------------

Item 2(e).  CUSIP Number:  56062U 10 0
            ------------

Item 3.     If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            --------------------------------------------------------------------
            (c), check whether the person filing is a:
            -----------------------------------------

            NOT APPLICABLE.

Item 4.     Ownership.
            ---------

            (a) Amount Beneficially Owned: Mr. Connolly directly owns 1,260,148 shares of Common Stock. In addition, 10,000 shares are held by Mr. Connolly's minor children. Mr. Connolly disclaims beneficial ownership of the shares held by his children.

(b)         Percent of Class: 6.5%

               The foregoing percentage is calculated based on the 19,491,957 shares of Common Stock reported to be outstanding on November 1, 2000 in a Form 10-Q for the quarter ended September 30, 2000.

            (c) Number of shares as to which such person has:

                (i)  sole power to vote or to direct the vote:  1,260,148

                (ii)  shared power to vote or to direct the vote:  10,000

                (iii) sole power to dispose or direct the disposition of:
                      1,260,148

                (iv)  shared power to dispose or direct the disposition of:
                      10,000


                               Page 3 of 5 pages

---------------------                                    ---------------------
CUSIP No. 56062U 10 0                13G                    Page 4 of 5 Pages
---------------------                                    ---------------------


Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          ---------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not Applicable

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not Applicable

Item 10.  Certification.
          -------------

          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).

                               Page 4 of 5 pages

---------------------                                    ---------------------
CUSIP No. 56062U 10 0                13G                    Page 5 of 5 Pages
---------------------                                    ---------------------


                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2001






/s/ John M. Connolly
---------------------
John M. Connolly

                               Page 5 of 5 pages